

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2017

Gary A. Griffiths
Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

Re: iPass Inc.
Registration Statement on Form S-3
Filed August 31, 2017
File No. 333-220279

Dear Mr. Griffiths:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Tim Moore, Esq.
Cooley LLP